Exhibit 99.2

Management’s discussion and analysis of Liminal BioSciences Inc.

For the quarter and six months ended June 30, 2021

Management’s Discussion & Analysis

for the quarter ended June 30, 2021

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand the operations, financial performance and results of operations of Liminal BioSciences Inc. (or Liminal, or the Company), as well as the Company’s present and future business environment. This MD&A has been prepared as of August 16, 2021 and should be read in conjunction with Liminal’s unaudited condensed interim consolidated financial statements for the quarter and six months ended June 30, 2021. Additional information related to the Company, including the Company’s Annual Report on Form 20-F, or the Annual Report, is available on EDGAR at www.sec.gov/edgar and on SEDAR at www.sedar.com. All amounts are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. For example, statements around financial performance and revenues are based on financial modelling undertaken by our management. This financial modelling takes into account revenues that are uncertain. It also includes forward-looking revenues from transactions based on probability. In assessing probability, management considers the status of negotiations for any revenue generating transactions, and the likelihood, based on the probability of income, that associated costs will be incurred. Management then ranks the probabilities in such a way that only those revenues deemed highly or reasonably likely to be secured are included in the projections.

All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan”, “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contain these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding the Company, including our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this MD&A include, without limitation, statements in respect to:

•

the impact of the COVID-19 pandemic and its effects on our operations, research and development, clinical trials and financial position, and its potential effects on the operations of third-party service providers and collaborators with whom we conduct business;

•	our plans to develop and commercialize our product candidates;
•	our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
•

the form, timing, ability to consummate or successful outcome of any strategic transactions pertaining to the Company’s non-core assets, including the ongoing divestment of our Ryplazim® (Plasminogen) related business or assets;

•	our ability to reduce cash burn;
•	our ability to obtain required regulatory approvals;
•	the availability of funds and resources to pursue research and development projects;
•	the successful and timely completion of our drug discovery, pre-clinical and clinical trials;
•	our ability to take advantage of business opportunities in the pharmaceutical industry;
•	our reliance on key personnel, collaborative partners and other third parties;
•	the validity and enforceability of our patents and proprietary technology;
•	expectations regarding our ability to raise capital;
•	the use of certain hazardous materials;
•	the availability and sources of raw materials;
•	our ability to secure manufacturing capabilities;
•	currency fluctuations;
•	the value of our intangible assets;
•	negative operating cash flow;
•	the outcome of any current or pending litigation against us;
•	uncertainties related to the regulatory process and approvals;
•	increasing data security costs;
•	costs related to environmental safety regulations;
•	competing drugs, as well as from current and future competitors;
•	developing products for the indications we are targeting;
•	market acceptance of our product candidates by patients and healthcare professionals;
•	availability of third-party coverage and adequate reimbursement;
•	our ability to secure insurance coverage;
•	general changes in economic or market conditions; and
•	volatility of our share price.

Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements are discussed in our filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission, or SEC Reports, including the section titled “Risk Factors” contained therein. You should refer to such “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This MD&A contains market data and industry forecasts that were obtained from industry publications. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Corporate Overview

Program Overview

We are a biopharmaceutical company focused on the discovery and development of novel small molecule drug candidates for the treatment of patients suffering from respiratory fibrotic diseases and other fibrotic or inflammatory diseases that have a high unmet medical need. We have a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as free fatty acid receptor 1, FFAR1 (also known as G-protein-coupled receptor 40, or GPR40), a related receptor (G-protein-coupled receptor 84, or GPR84) and peroxisome proliferator-activated receptors, or PPARs. In pre-clinical studies, we observed that targeting these receptors promoted normal tissue regeneration and scar resolution, including preventing the progression of, and reversing established fibrosis.

In December 2020, we initiated a Phase 1 clinical trial to evaluate multiple ascending doses, or MAD, of fezagepras in healthy volunteers. Fezagepras has shown in pre-clinical models to be an anti-inflammatory and anti-fibrotic agent. Based on interim pharmacokinetic, or PK, results from the ongoing fezagepras Phase 1 MAD study, the Company has decided to stop its plans to move fezagepras into a Phase 2 clinical study in idiopathic pulmonary fibrosis, or IPF, and a Phase 1a/2b study in hypertriglyceridemia, as it evaluates the impact of the PK data profile observed in the on-going study. We expect that a full analysis of the complete PK data set from the Phase 1 MAD study will help determine the choice of any other potential indications for further development of fezagepras. No dose-limiting adverse events or other potential safety signals have been observed in the Phase 1 MAD study to date.

As part of our drug discovery platform, we are developing a selective GPR84 antagonist candidate that we believe could be used as monotherapy or in combination with other approved drugs. GPR84 is a pro-inflammatory target primarily expressed on cells associated with the immune system and its expression levels increase significantly during periods of inflammatory stress. Inhibition of GPR84 can inhibit neutrophil and macrophage migration and reduce cytokine release. Our GPR84 antagonist program is currently at the pre-clinical stage. Pending the outcome of our pre-clinical research, and successful nomination of a pre-clinical drug candidate, we plan to initiate a pre-clinical Investigational New Drug, or IND, enabling program to support a first-in-human Phase 1 single ascending dose clinical trial of such GPR-84 drug candidate in healthy volunteers for safety and tolerability.

We are also developing an oral, selective OXER1 antagonist candidate. OXER1 is a GPCR that is highly selective for 5-oxo-ETE, believed to be one of the most potent human eosinophil chemo-attractants. Migration of eosinophils to body sites including the lungs and intestines is mediated by eosinophil chemo-attractants such as 5-oxo-ETE. Eosinophils play a key role in Type 2 inflammation-driven diseases, including respiratory diseases and gastro-intestinal diseases. Our OXER1 antagonist discovery program is currently at the pre-clinical stage. Pending the outcome of our pre-clinical research, and successful nomination of a pre-clinical drug candidate, we plan to initiate a pre-clinical IND enabling program to support a First-in-Human Phase 1 single ascending dose clinical trial of our OXER1 drug candidate in healthy volunteers for safety and tolerability.

We received U.S. Food & Drug Administration, or FDA, approval for Ryplazim® (plasminogen, human-tvmh) or Ryplazim®, for the treatment of patients with plasminogen deficiency type 1 (hypoplasminogenemia) through our subsidiary, Prometic Biotherapeutics Inc. or PBT, holder of the biological license application, or BLA, for Ryplazim®. With this approval, Ryplazim® became the first FDA approved therapy for this rare genetic disorder. Ryplazim® was previously granted Orphan Drug Designation and the Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency.

With this approval, the FDA issued a Rare Pediatric Disease Priority Review Voucher or PRV, to Prometic Biotherapeutics Inc., holder of the BLA.

Recent Developments

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In June 2021, we received FDA approval for Ryplazim® for the treatment of patients with plasminogen deficiency type 1 (hypoplasminogenemia) through our subsidiary, Prometic Biotherapeutics Inc., or PBT, holder of the BLA for Ryplazim®. With this approval, Ryplazim® became the first FDA approved therapy for this rare genetic disorder. Ryplazim® was previously granted Orphan Drug Designation and the Rare Pediatric Disease Designation by the FDA for the treatment of congenital plasminogen deficiency. With this approval, the FDA issued a Rare Pediatric Disease Priority Review Voucher, or PRV, to PBT, as holder of the BLA. The PRV can be redeemed to receive priority review for any subsequent marketing application or sold or transferred to other companies for their programs.

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On August 6, 2021, our subsidiary Prometic Biotherapeutics Inc. or PBT entered into a definitive agreement, or the APA, to sell its PRV for US$105M. Pursuant to the terms of such agreement, PBT would receive an upfront payment of US$105M upon closing of the transaction. The closing is subject to customary closing conditions, including expiration of applicable waiting period under U.S. antitrust clearance requirements. Under the terms of the previously announced Share Purchase Agreement entered into with Kedrion S.p.A., or Kedrion, pursuant to which the Company will sell PBT to Kedrion, PBT will use an equivalent of 30% of the net proceeds it receives from the sale of the PRV to pay PBP for services rendered, which will result in the Company retaining an amount equal to 70% of the net proceeds from the sale of the PRV. Concurrently with the execution of the definitive agreement for the sale of the PRV, the Company entered into a guaranty agreement to guarantee the performance of PBT’s obligations under the APA up to the closing of the SPA.

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On July 9, 2021, we closed on the previously announced divestment of our plasma-derived therapeutics manufacturing subsidiary, Prometic Bioproduction Inc., or PBP, to Kedrion. The consideration received at closing was US$9.1 million, subject to adjustments.

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On May 21, 2021, we closed on the previously announced divestment of our two (2) plasma collection centers, Prometic Plasma Resources Inc. and Prometic Plasma Resources (USA) Inc. (collectively, “PPRs”), which were acquired by Kedrion. Pursuant to the Share Purchase Agreement, the parties also entered into an option agreement or Option, granting Kedrion the right to acquire the remainder of the Company’s plasma-derived therapeutics business. The consideration received at closing was US$17.2 million. Kedrion exercised its option to acquire the remainder of the plasma-derived business, including the Ryplazim® business, on June 23, 2021. Between the original expiry date of the Option and the sale of PBP, the Company received additional proceeds compensating the Company for the extension of the Option and operating costs of PBP until that date, and as such Liminal received US$1.5 million.

Financial and Other Corporate Impacts

Given that our activities continue to be in the R&D stage, management has concluded we will need additional sources of financing to ensure we have sufficient funds to continue our operations for at least the next 12 months.

Until we complete a significant financing, we will continue to operate at a low spending level, pacing investments on new research programs, and reducing infrastructure cost, where possible. The need to complete multiple financing transactions is likely to continue until we can generate sufficient product revenues to finance our cash requirements. Meanwhile, management may revert to a variety of sources for financing future cash needs potentially including the monetization of the PRV, public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures and grant funding amongst others. Despite our efforts to obtain the necessary funding and improve profitability of our operations, there can be no assurance of our success in doing so, especially with respect to our access to further funding on acceptable terms, if at all.

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about our ability to continue as a going concern. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our pre-clinical, clinical and regulatory efforts, which are critical to the realization of our business plan. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Estimates and assumptions about future events and their effects cannot be determined with certainty and therefore require the exercise of judgment. As of the date of issuance of these financial statements, management is not aware of any specific event or circumstance that would require it to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities, and we are unable to estimate the potential impact on our future business or our financial results as of the date of this filing. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known.

Impact of COVID-19 on Our Business

We have implemented business continuity plans designed to address and mitigate the impact of the ongoing COVID-19 pandemic on our employees and our business. While we are not experiencing financial impacts at this time, given the periods of global economic slowdown, the overall disruption of global healthcare systems and the other ongoing risks and uncertainties associated with the pandemic, any adverse effects on our business, financial condition, results of operations and growth prospects could be material. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans and response strategy. We are prioritizing the health and safety of our employees and those involved with our clinical trials, and we have implemented social distancing measures in our research laboratories, have a significant part of our workforce working from home, and have implemented employee support programs, travel bans, business continuity plans and risk assessment and mitigation strategies.

The partial disruption caused by the COVID-19 pandemic may continue to impact our operations, workforce and overall business by delaying the progress of our research and development programs, regulatory submissions and reviews and business development activities. There is uncertainty as to the duration of the COVID-19 pandemic and related government restrictions, including travel bans, the impact on our workforce, and the availability of healthy subjects and patients for the conduct of clinical trials, and the effects of the COVID-19 pandemic, including on the global economy, continue to be fluid.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Financial operations overview

Revenue

Revenues from continuing operations include royalties and rental revenues.

Research and development expenses

Research and development or R&D expenses comprise the cost of product candidates used in our small molecule clinical trials such as fezagepras, the cost of external consultants supporting the clinical trials and preclinical studies, employee compensation, depreciation expense on right-of-use and other assets and other operating expenses involved in R&D activities. Government grants recognized in relation to these R&D expenditures are also included under this caption.

Administration expenses

Administration expenses mainly consist of salaries and benefits related to our finance, human resources, business development, legal and information technology support functions. It also comprises professional fees such as legal, accounting, audit and taxation advisory fees and operating expenses such as insurance costs including directors and officers insurance, office expenses, travel costs and government grants pertaining to the administration activities.

Loss (gain) on foreign exchange

Gain or loss on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from long-term debt, lease liabilities and banking charges. Finance costs are presented net of interest income which primarily results from the interest earned on the cash and cash equivalents we hold.

Loss (gain) on extinguishments of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. When liabilities are settled using equity instruments, the difference between the carrying amount of the liability settled and the fair value of the equity issued will be recorded as a gain or loss on extinguishments of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. This caption includes the changes in fair values of the warrant liability.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdiction in which we operate. Income tax expense may also include deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations and assets and liabilities of disposal group held for sale

We are in the process of selling the entities that were part of the plasma-derived therapeutics segment. In May 2021, we sold our plasma collection centers and in June 2021, we announced that Kedrion had exercised its option to acquire the remainder of our plasma-derived business, including the Ryplazim® business, under the terms of a share purchase agreement, or SPA. The operations of a smaller subsidiary, Prometic Biotherapeutics Ltd, which was also part of the plasma-derived therapeutics segment but is not part of the SPA will cease its research and development activities relating to plasminogen. Refer to note 3 of the condensed interim financial statements for the quarter and six months ended June 30, 2021 for the full details.

The revenues and costs relating to these activities were reclassified and presented retrospectively in the consolidated statements of operations for all the periods presented in this MD&A.

Also, following the sale, in November 2019, of two of our subsidiaries previously included in our bioseparations segment, the prior periods results from those operations were similarly restated and presented as discontinued operations.

Operating Results

The consolidated statement of operations for the quarter and six months ended June 30, 2021 compared to those of the corresponding periods in 2020 are presented in the following table.

	Quarter ended June 30,			Six months ended June 30,
	2021	2020	Change	2021	2020	Change
Revenues	$25	$36	$(11)	$235	$238	$(3)

Expenses
Research and development expenses	3,951	3,981	(30)	8,835	7,996	839
Administration, selling and marketing expenses	8,551	8,503	48	16,688	17,580	(892)
Impairment	341	—	341	341	—	341
Loss (gain) on foreign exchange	(480)	566	(1,046)	(307)	(592)	285
Finance costs	1,661	287	1,374	2,833	524	2,309
Change in fair value of financial instruments measured at fair value through profit or loss	(1,402)	—	(1,402)	(1,556)	—	(1,556)
Net loss from continuing operations before taxes	$(12,597)	$(13,301)	$704	$(26,599)	$(25,270)	$(1,329)
Current income tax recovery from continuing operations	—	(144)	144	-	(144)	144
Net loss from continuing operations	$(12,597)	$(13,157)	$560	$(26,599)	$(25,126)	$(1,473)
Gain on sale of subsidiaries	10,698	—	10,698	10,698	—	10,698
Net loss from discontinued operations, net of taxes	(30,234)	(14,659)	(15,575)	(37,081)	(30,347)	(6,734)
Net loss	$(32,133)	$(27,816)	$(4,317)	$(52,982)	$(55,473)	$2,491

Net (loss) income attributable to:
Non-controlling interests - continuing operations	(93)	(56)	(37)	(677)	(369)	(308)
Owners of the parent
- Continuing operations	(12,504)	(13,101)	597	(25,922)	(24,757)	(1,165)
- Discontinued operations	(19,536)	(14,659)	(4,877)	(26,383)	(30,347)	3,964
	$(32,040)	$(27,760)	$(4,280)	$(52,305)	$(55,104)	$2,799
Net loss	$(32,133)	$(27,816)	$(4,317)	$(52,982)	$(55,473)	$2,491

Income (loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.42)	$(0.56)	$0.14	$(0.87)	$(1.06)	$0.19
From discontinued operations	(0.65)	(0.63)	(0.02)	(0.88)	(1.29)	0.41
	$(1.07)	$(1.19)	$0.12	$(1.75)	$(2.35)	$0.60
Weighted average number of outstanding shares (in thousands)	29,944	23,420	6,524	29,944	23,403	6,541

For the quarters and six months ended June 30, 2021 and 2020, the loss from discontinued operations comprises the results from the plasma collection activities and the entities related to the Ryplazim® business including the sales, cost of sales, R&D and administration expenses.

Continuing Operations analysis

Revenues

Following the reclassification of the results of the plasma collection activities as discontinued operations, the revenues include nominal amounts of royalty and rental revenues. For the six months ended June 30, 2021 and 2020, revenues have remained stable at $0.2 million.

Research and development expenses (R&D)

R&D expenses increased by $0.8 million during the six months ended June 30, 2021 compared to the corresponding period in 2020. The increase was mainly due to an increase in clinical trial expenses of $2.0 million due to the current fezagepras MAD Phase 1 study underway and an increase in consulting fees. These increases were partially offset by decreases of $1.5 million in share-based payment expenses (explained below) and $0.7 million in payroll and related expenses. R&D expenses during the quarter ended June 30, 2021 were at similar levels compared to the corresponding period in 2020 mainly due a decrease in the government grant credits of $0.4 million and an increase in clinical trial expenses of $0.4 million. This was partially offset by a decrease in share-based payment expense of $0.4 million and other operating expenses.

Administration expenses

The decrease of $0.9 million in administration expenses during the six months ended June 30, 2021 compared to the corresponding period in 2020 was mainly attributable to a decrease in consulting fees of $0.8 million, a decrease in share-based payment expenses of $0.8 million (explained below) and a decrease in salary and related expenses. These decreases were partially offset by an increase in directors and officers insurance costs of $0.9 million. Administration expenses were at similar levels during the quarter ended June 30, 2021 compared to the corresponding period in 2020.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted share units or RSU issued to employees and board members. The table shows the expense for both continuing and discontinued operations. The expense has been recorded as follows in the consolidated statements of operations.

	Quarter ended June 30,			Six months ended June 30,
	2021	2020	Change	2021	2020	Change
Research and development expenses	$467	$904	$(437)	$437	$1,920	$(1,483)
Administration, selling and marketing expenses	899	1,340	(441)	1,873	2,696	(823)
Loss from discontinued operations	(409)	180	(589)	(444)	185	(629)
	$957	$2,424	$(1,467)	$1,866	$4,801	$(2,935)

Share-based payments expense for the quarter and six months ended June 30, 2021 decreased by $1.5 million and $2.9 million compared to the corresponding periods in 2020, respectively mainly due to the general reduction in the number of employees, including employees leaving the Liminal group as part of our divestiture of the plasma-derived therapeutics segment which resulted in an increase in forfeitures and thus a reduction in expense, a reduction in the number of options granted to date in 2021. Also, the impact of the repricing of stock options that took place during the second quarter of 2020 was higher since some of the repriced stock options were vested and the repricing expense was immediately recognized on those stock options.

Finance costs

Finance costs for continuing operations increased by $1.4 million and $2.3 million during the quarter and the six months ended June 30, 2021 compared to the corresponding periods in 2020, respectively reflecting the increase in our level of indebtedness following the issuance of the secured convertible debentures in July 2020 and of the second term loan in September 2020, as we drew down our full line of credit with Structured Alpha LP, or SALP.

Net loss from continuing operations

The net loss from continuing operations, net of taxes decreased by $0.6 million during the quarter ended June 30, 2021 compared to the corresponding period of 2020 mainly due to a favorable foreign exchange variance of $1.0 million and a favorable change in fair value of the warrant liability which is measured at fair value through profit and loss of $1.4 million which were partially offset by an increase in finance costs of $1.4 million explained above. The net loss from continuing operations, net of taxes increased by $1.5 million during the six months ended June 30, 2021 compared to the corresponding period in 2020, mainly due to an increase in finance costs of $2.3 million and increases in R&D expenses of $0.9 million which were partially offset by a decrease in administration expenses and a favorable change in fair value of the warrant liability which is measured at fair value through profit and loss of $1.6 million.

Discontinued Operations analysis

Net loss from discontinued operations

During the quarter and six months ended June 30, 2021, we recorded a gain on the sale of our plasma collection entities and on the proceeds recognized so far in regard to the upcoming sale of the Ryplazim@ business totaling $10.7 million.

The loss from discontinued operations for the quarter ended June 30, 2021 was $30.2 million, an increase of $15.6 million compared to the corresponding period in 2020. The increase is mainly due to the recording of a provision for onerous contract of $21.9 million, regarding a contract we have with a contract development and manufacturing organization, or CDMO, which is no longer required as a result of the plasma-derived therapeutic segment divestment. This was partially offset by lower operating expenses namely due to a reduction in production as we awaited the outcome of the FDA review of our BLA and of our efforts to sell these businesses, along with a reduction in costs incurred compared to 2020 when we were preparing for the refiling of the BLA and since our R&D facility in Rockville, MD has been closed since the end of 2020. The loss pertaining to the discontinued operations for the six months ended June 30, 2021 was $37.1 million, an increase of $6.7 million compared to the corresponding period in 2020. The increase is mainly due to the recording of the provision for the onerous CDMO contract which was partially offset by the reduction in operating expense listed above.

The details for the gain on sale of the subsidiaries and the loss from discontinued operations are provided in note 3 to the condensed financial statements for the quarter and six months ended June 30, 2021.

Results from discontinued operations

	Quarter ended June 30,			Six months ended June 30,
	2021	2020	Change	2021	2020	Change
Plasma-derived therapeutics segment:
Revenues	$423	$504	$(81)	$949	$1,405	$(456)

Expenses
Cost of sales and other production expenses	750	468	$282	1,456	1,104	352
Research and development expenses 1)	27,992	11,806	$16,186	32,355	24,824	7,531
Administration expenses	1,095	1,348	$(253)	2,190	2,943	(753)
Gain on foreign exchange	(4)	(27)	$23	(138)	(1)	(137)
Finance costs	823	1,565	$(742)	2,166	2,958	(792)
Gain on extinguishment of liabilities	—	—	$—	—	(79)	79
Current income taxes	1	3	$(2)	1	3	(2)
Loss from discontinued operations, net of income taxes	$(30,234)	$(14,659)	$(15,575)	$(37,081)	$(30,347)	$(6,734)

Gain on sale of subsidiaries

Sale of plasma collection entities:
Fair value of the consideration received and receivable	$12,826
Less:
Carrying amount of net assets sold	10,849
Transaction costs	204
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	(44)
Gain on sale of plasma collection entities	1,817

Sale of Ryplazim entities:
Fair value of proceeds received or receivable at June 30, 2021	9,084
Less:
Transaction costs	203
Gain recognized at June 30, 2021	8,881
Gain on sale of Ryplazim entities, net of income tax $nil	$10,698

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$25	$210	$284	$202	$36	$202	$34	$36
R&D expenses	3,951	4,884	2,953	3,285	3,981	4,015	5,301	3,825
Administration expenses	8,551	8,137	7,505	7,534	8,503	9,077	6,998	7,072

Element attributable to the owners of the parent:
Net loss from continuing operations	(12,504)	(13,418)	(12,353)	(11,079)	(13,101)	(11,656)	(10,511)	(10,695)
Net (loss) income from discontinued operations	(19,536)	(6,847)	(27,370)	(12,019)	(14,659)	(15,688)	(3,843)	(18,907)
Basic and diluted earnings per share from continuing operations	(0.42)	(0.45)	(0.45)	(0.47)	(0.56)	(0.50)	(0.55)	(0.46)
Basic and diluted earning per share from discontinuing operations	(0.65)	(0.23)	(1.00)	(0.51)	(0.63)	(0.67)	(0.07)	(0.81)

Following the reclassification of the results of the plasma collection activities and the Ryplazim@ business as discontinued operations, the revenues include nominal amounts of royalty and rental revenues. R&D expenses declined since the first quarter of 2020 up until the middle of the second quarter of 2021 as we were benefiting from the CEWS and CERS government grants but then this decline was offset by an increase in clinical trial expenses since the beginning of 2021. Administration expenses were impacted by higher directors’ and officers’ insurance since 2020, as a result of our Nasdaq listing, which were partially offset by the government grants. Both R&D and administration are affected by variations in share-based payment expenses.

The variations in the net loss from continuing operations over the last eight quarters are affected by R&D expenses and administration expenses variations as explained above. In addition, the following quarters were impacted by impairments of intangible assets: $341 for the quarter ended March 31, 2021, and $1,072 and $761 for the quarters ended December 31, 2020 and 2019 respectively.

The net losses from discontinued operations fluctuate significantly over the eight quarters in part because of the varying R&D and administration expenses but the main variations are due to significant events impacting the results. These include the recording of impairment losses, $19.7 million and $11.6 million in the quarters ended December 31, 2020 and 2019 respectively, the recognition of an onerous contract provision expense of $21.9 million during the quarter ended June 30, 2021 and the impact of the sale transactions for the various businesses. In this regard, during the quarters ended December 31, 2019 and 2020, we recognized gains on the sale of the bioseparations business of $26.3 million and $3.4 million, respectively and during the quarter ended June 30, 2021, we recognized a gain of $10.7 million for the sale of our certain subsidiaries in the plasma-derived therapeutics segment.

The basic and diluted loss per share from continuing operations remained fairly stable over the eight quarters while the basic and diluted loss per share from discontinued operations has varied in accordance with the loss from discontinued operations for each period.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At August 12, 2021, 29,943,983 common shares, 1,995,847 options to purchase common shares and 8,067,469 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24, Related party disclosures)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not discussed in this MD&A. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the quarter and six months ended June 30, 2021, we recorded an interest expense of $1,054 and $2,091, and paid interest of $nil and $973, respectively on our loans with our parent, SALP. During the quarter and six months ended June 30, 2021, the Company also recorded professional fee expenses, incurred by the parent and recharged to the Company of $145 pursuant to certain indemnification obligations under the subscription agreement dated April 14, 2019.

Changes in accounting policies

New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied in our December 31, 2020 audited annual consolidated financial statements except for the adoption of the following amendment on January 1, 2021.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The adoption of this amendment had no impact on the interim financial statements since the Company has not benefited from COVID-19 related rent concessions.

New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on our disclosures, financial position or results of operations when applied at a future date are as follows:

Amendments to IAS 1, Presentation of Financial Statements (IAS 1) and IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8)

The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies and provides guidance to apply materiality judgments to accounting policy disclosure. The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted. We are in the process of evaluating the impact of these changes on our financial statements.

Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant accounting judgments and critical accounting estimates applied by us and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2020, remain unchanged.

Liquidity and Capital Resources

Overview

Until recently, our funding requirements were driven by the costs associated with our small molecules and plasma-derived therapeutics segments as well as our corporate activities. With the sale of the plasma collection centers during the second quarter of 2021 and the sale of PBP on July 9, 2021, there will be limited cash outflows relating to operational expenses of the plasma-derived therapeutic business with the exception of the continuing obligation we have towards a CDMO organisation but which is no longer required as a result of the PBP sale transaction. The total commitment under this contract is $9.0 million per year and there is a 5-year early cancellation notification period available under the contract. The Company is investigating different avenues to potentially reduce the impact of this contract on its future cash outflows.

As part of our divestiture activities, we received an equivalent of US$9.1 million in proceeds on July 9, 2021 in relation to the sale of PBP and we are entitled to receive an amount equal to 70% of the net proceeds of the sale of the PRV, which was announced on August 9, 2021 for US$105 million. Upon closing of the sale of the PRV, we will receive our portion of the proceeds prior to closing the divestment of PBT to Kedrion.

Going forward, our primary use of our cash will be for our small molecule research activities for which we expect our ongoing funding requirements to increase over time as we continue the research and development of our portfolio of compounds and continue or initiate potential clinical trials. Furthermore, we expect to continue to incur additional costs associated with operating as a public company.

Accordingly, until we close the sale of the PRV, complete a significant financing or can generate sufficient revenues to finance future cash requirement, it may be likely to secure additional external financing which may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favourable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our R&D programs, clinical trials or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Liquidity position at June 30, 2021 and going concern

At June 30, 2021, we had $29.6 million in cash and a positive working capital position, i.e. current assets net of current liabilities of $38.3 million. On July 9, 2021, we received additional proceeds of US$9.1 million from the sale of PBP. Despite the liquidities we have on hand, we do not currently have sufficient funds to continue maintaining our operating activities, even at low spending levels, for the next 12 months.

In our cash management efforts, we have been operating at a low spending level, pacing our investments on new research programs, and reducing infrastructure costs where possible, while we continue taking steps to further transition our company to focus on the development of our small molecule product candidates. Our liquidity resources are allocated in priority towards the fezagepras Phase 1 MAD study and our earlier stage discovery programs for our selective GPR84 antagonist and OXER1 antagonist.

In addition to the 70% of the PRV funds expected to be retained in connection with the closing of the sale of the PRV for US$105 million announced on August 9, 2021, we are pursuing a number of financing initiatives that could potentially extend our cash runway, if completed. Potential sources of funding include the key ones identified below:

•	We are continuing to evaluate avenues to monetize non-core assets; and
•	We will consider raising funds through the issuance of equity instruments;
•	We are continuing to consider potential strategic collaborations with upfront or continuous funding support.

Until we are successful in completing one or more significant financing transactions that may change our financial condition (which may not be available on acceptable terms, if at all), our current circumstances indicate the existence of a material uncertainty that may cast significant doubt about our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may also make it more difficult to operate our business due to concerns about our ability to meet our contractual obligations. Further, if we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. See the section titled “Risk Factors” contained in our SEC Reports for more information regarding the risks related to our funding needs.

The unaudited condensed interim financial statements as of June 30, 2021 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Cash Flow Analysis

The following major cash flow components are presented on a total company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for the six months ended June 30, 2021 and the corresponding period in 2020 are presented below.

	Six months ended June 30
	2021	2020	Change
Cash flows used in operating activities	$(29,647)	$(31,937)	$2,290
Cash flows used in financing activities	(6,134)	(4,595)	(1,539)
Cash flows from (used in) investing activities	21,058	(198)	21,256
Net change in cash and cash equivalents during the year	(14,723)	(36,730)	22,007
Net effect of currency exchange rate on cash and cash equivalents	(704)	1,431	(2,135)
Cash and cash equivalents, beginning of the year	45,075	61,285	(16,210)
Cash and cash equivalents, end of the year	$29,648	$25,986	$3,662

Cash flows used in operating activities decreased by $2.3 million during the six months ended June 30, 2021 compared to the same period in 2020. The decrease is due to the reduction in R&D spending and the increase in government grants collected.

Cash flows used in financing activities increased by $1.5 million during the six months ended June 30, 2021 compared to the same period in 2020 mainly due to the increase in lease payments and an increase in interest payments on the long-term debt as our debt balance has increased.

Cash flows from investing activities increased by $21.3 million during the six months ended June 30, 2021 compared to the same period mainly due to the proceeds of $21.4 million we received in connection with the divestiture of the plasma-derived therapeutics segment.

Research and Development, Patents and Licences

For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.” of our Annual Report on Form 20-F for the year ended December 31, 2020.

Trend Information

Other than as disclosed elsewhere in this MD&A, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to June 30, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. For a discussion of trends, see the following sections in our Annual Report: “Item 4.B.—Business overview”, “Item 5.A.—Operating results”, “Item 5.B.—Liquidity and capital resources.”

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at June 30, 2021 are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1-3 years	3 - 5 years	More than 5 years	Total
Accounts payable and accrued liabilities 1)	$9,375	$9,375	$—	$—	$—	$9,375
Other Long-term liabilities	103	—	50	50	211	311
Lease liabilities	24,136	5,461	10,874	10,461	19,783	46,579
Long-term debt 2)	41,750	6,545	46,286	—	—	52,831
Provisions 3)	21,928	3,097	9,171	8,668	1,532	22,468
	$97,292	$24,478	$66,381	$19,179	$21,526	$131,564

1)Short-term portions of the royalty payment obligations and of other employee benefit liabilities are included in the accounts payable and accrued liabilities.

2) Under the terms of the consolidated loan agreement we have with SALP, SALP may decide to cancel a portion of the principal value of the loans as payment upon the exercise of their 168,735 warrants #10 and 3,947,367 November 2020 warrants. The maximum repayment due on the loan has been included in the above table.

3) Provisions include the non-lease portion of the commitment under the CDMO contract that we determined to be an onerous contract.

In the consolidated statement of financial position at June 30, 2021, there are liabilities of a disposal group held for sale of $8.1 million that are not presented in the above table. With the closing of the sale of PBP on July 9, 2021, the majority of those obligations have been transferred to the buyer on that date.

Commitments

Our commitments have materially changed from those disclosed in the MD&A for the year ended December 31, 2020, mainly has a result of the reduction in the number of years we are committed to under the CDMO contract as we availed ourselves of the 5-year early cancellation notification period and now the non-lease portion of this commitment is recorded as a provision on the consolidated statement of financial position at June 30, 2021. What we consider the lease portion of the contract for accounting purposes has been reflected in the financial statements under lease liabilities. We have no other significant commitments.

Financial instruments

Use of financial instruments

The financial instruments that we used result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for speculative purposes and have not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter ended June 30, 2021 include income, expense, gains and losses relating to financial instruments:

•	Change in fair value of financial instruments measured at fair value through profit or loss
•	finance costs; and
•	foreign exchange gains and losses.

Quantitative and Qualitative Disclosures about Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash, investments, receivables and share purchase loan to a former officer. The carrying amount of the financial assets represents the maximum credit exposure.

We mitigate credit risk through reviews of new customer’s credit history before extending credit and conduct regular reviews of existing customers’ credit performance. We evaluate at each reporting period, the lifetime expected credit losses on our accounts receivable balances based on the age of each receivable, the credit history of the customers and past collection experience.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the liquidity and contractual obligation section of this MD&A.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of our financial instruments.

a)	Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. Outside of Canada, we operate in the U.K. and U.S. and a portion of our expenses incurred are in pounds sterling (£) and U.S. dollars. In addition, we have suppliers that we must pay in various other currencies, namely in U.S. dollars and pounds sterling (£). When we hold cash and cash equivalents in U.S. dollars, this also helps to mitigate the foreign exchange risk on expenditures. Financial instruments that have exposed us to foreign exchange risk have been cash and cash equivalents, receivables, trade and other payables, lease liabilities, licence payment obligations and the amounts drawn on the credit facility. We manage foreign exchange risk by holding foreign currencies we received to support forecasted cash outflows in foreign currencies.

Disclosure controls and procedures and internal controls over financial reporting

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and CFO have designed, or caused to be designed, under their supervision, our disclosure controls and procedures.

Internal control over Financial Reporting

Internal controls over financial reporting or ICFR are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The CEO and CFO have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Change in Internal Controls over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at June30, 2021.

There have been no changes in the Company’s ICFR that occurred during the quarter and six months ended June 30, 2021 that have materially affected or are reasonably likely to materially affect its ICFR.